

HOMEFREE

2019 Report

Dear investors,

Dear Investors,

I am writing this in the midst of Covid-19 challenges, so I am going to be very brief. The main thing I want to communicate, especially at a time like this, is that we continue so very much to appreciate your support. Most of our team members are continuing to come to work, so that we can continue to provide our safe, delicious, nutritious cookies to retailers, hospitals, and many other locations during this difficult time. Your funds help make that possible. We all look forward to getting through this, having everyone healthy, and continuing our growth.

Warm Regards,

Jill Robbins

We need your help!

Spread the word, spread the word, spread the word! When people learn about our company and/or taste the cookies, they become fans. So the more you can help get the word out, the faster we will grow, and the more people will get the benefits of our delicious, wholesome, inclusive cookies. You can tell your friends, families and colleagues. You can also ask for Homefree cookies in stores, colleges, cafe's, workplaces for breakroom snacks, hospitals, hotels and convention centers, and really, anywhere that sells single serve snacks. A request from you, a single customer, can make a big difference!

Sincerely,

Jill Robbins

Founder/President

Our Mission

We started as one person in our founder's home, where Jill made allergy-friendly cookies for her son. Now we're distributed in 5 different countries across 3 continents. We aim to keep growing to the point where anyone can walk into a store or hotel and buy our deliciously wholesome allergy-friendly cookies. We want snacking to be easy for all families with special diets.

See our full profile

How did we do this year?

Report Card

A-

The Good

We gained retail & foodservice accounts, & were invited to become a preferred provider for a national foodservice management company.

We came in 2nd in a competition for having the most exciting, innovative products, at the FL Restaurant & Lodging Show.

In 03/20, Homefree was one of the top 10 finalists of PepsiCo's national WomanMade Challenge based on innovation and social impact.

The Bad

We lost a major retailer. Although it is common, it is also difficult.

We had some equipment issues, which we have addressed.

Becoming a preferred provider took longer than we hoped from invitation to contract, just signed in 03/20.

2019 At a Glance

January 1 to December 31


$$$$

$2,208,809 +21%
Revenue



-$18,731
Net Loss


IOU!

$696,706 [8%]
Short Term Debt



$126,957
Raised in 2017



$169,527
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

At Homefree, we make "one cookie for all" - cookies that essentially everyone can enjoy, including people with food allergies and other special diets. This includes peanut free, tree nut free, egg free, dairy free, and gluten free, all at the highest standard. We even test ingredients in-house to ensure the safety of our foods. But don't let allergy-friendly fool you into thinking our cookies aren't delicious, because they are. They've won numerous awards for taste and health.

We started as one person in our founder's home, where Jill made allergy-friendly cookies for her son. Now we're distributed in 5 different countries across 3 continents. We aim to keep growing to the point where anyone can walk into a store or hotel and buy our deliciously wholesome allergy-friendly cookies. We want snacking to be easy for all families with special diets.

Milestones

Homefree, LLC was incorporated in the State of New Hampshire in March 2005.

Since then, we have:

- The Good Housekeeping Research Institute recommended Homefree cookies as the "Best Gluten Free Cookies!"

- We're a Certified B Corp for our strong commitment to social responsibility and environmental stewardship.

- We won a Food & Beverage Product Innovations Award, presented by the National Restaurant Association (Restaurant, Hotel-Motel Show), judged by foodservice industry leaders.

- Homefree has achieved Safe Quality Food (SQF) level 3 certification - the highest level - for outstanding standards in food quality and safety, opening the door to national accounts.

- Homefree Chocolate Chip Mini Cookies were chosen to be the nut-free cookie option at the reception desk at DoubleTree by Hilton Hotels.

- Sales growth the last 3 years is 70%, 15%, and 18%, averaging about 34% growth.

- In a taste test of Homefree Chocolate Chip Mini Cookies vs. Nabisco Chips Ahoy Chocolate Chip Mini Cookies, 73% preferred Homefree!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,208,809 compared to the year ended December 31, 2018, when the Company had revenues of $1,832,182. Our gross margin was 53.31% in fiscal year 2019, compared to 49.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,270,504, including $177,803 in cash. As of December 31, 2018, the Company had $1,148,192 in total assets, including $56,029 in cash.

- *Net Loss.* The Company has had net losses of $11,372 and net losses of $229,274 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,382,566 for the fiscal year ended December 31, 2019 and $1,365,523 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,603,901 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 -24 months before we need to raise further capital. The Covid-19 pandemic increases uncertainty about timing of future needs and growth.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other definite sources of capital in the immediate future, but may get a new bank line of credit.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 - 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering and a potential new line of credit. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Homefree, LLC cash in hand is $169,527, as of December 2019. Over the last three months of 2019, revenues averaged $189,738/month, cost of goods sold averaged $90,335/month, and operational expenses averaged $92,740/month, for an average net margin of $6,663 per month. Our intent is to be consistently profitable in 12 months.

Retail sales decreased from the loss of Sprouts, but other retail as well as foodservice sales were helping. The Covid-19 pandemic, however, recently hit, and is creating challenges. Most of our staff continue as of now to come to work. Some foodservice accounts are on hold. Retail including Amazon have high demand.

That is hard to determine in the context of Covid-19. We have signed the contract with the national foodservice management company, which ordinarily could lead to greatly expanded business. But much of that, particularly for colleges and universities, is likely now to be delayed until the new school year.

Our bank has indicated an openness to converting our current line of credit into a loan, and to considering the possibility of providing us with a new line of credit. If that happens, it will take a while. Therefore, in the meantime, I am adding now to this previously prepared report with the good news that we just received a PPP loan, potentially forgivable, for $118,600, to help us through the challenges of the pandemic.

Net Margin: -1% **Gross Margin: 53%** **Return on Assets: -1%** **Earnings per Share: $-Infinity** **Revenue per Employee: $169,908**

Cash to Assets: 14% **Revenue to Receivables: 1,313%** **Debt Ratio: 109%**

Homefree_LLC_Financial_Statements_2019-2018.pdf

Homefree_2017_Financial_Statements.pdf

Homefree_LLC_2018_Reviewed_FS.pdf

We ❤ Our 62 Investors

Thank You For Believing In Us

William Dorn
Matt Huber
David Burman
Dion Lancia
Howard Cohen
Eduard Abramov
Barbara Britton
Michael Grycan
Taniel Bedrosian
Alexander Clarence McInt...
Biren Gandhi
Brian Franklin
Alan Macfarlane
Susan Parker
Erick Gilbert
Michael Whitnel
Christine Creter
Tavisa Greenwald
Evan J SEGAL
Meghan McClelland
Ted Tieken
Jo Ann Zahra
Jedidiah Hooper
Mark G'Francisco
Gloria Su
Craig Schroeder
Alina McGinty
Jorge A Mendoza Barajas
Charles Rengel
Eric Brook
Balakrishnen Varadarajan
Karen Harms
Matthew Piche
David Troxell
Michael Barabash
Sarah Cowart
Dylan Nelson Phillips
Salina Shah
Stelanie Lu Vetta Marshall
Johnathon Marshall Taylor
Karolyn Son
Alan KESLER
Jamie Panzarella
Jason Jarvis
Bridgette Davis
Andre Willey
David Brown
Rian Metelko
Angelica M. Arevalo
David Tate
Kaomeng Saechao
Linda Cole
Nicholas Sanders
Richard Antonelli
Johnson Hor
Chris Price
Patresha Pearson
Steven Greenwald
Larry Reinheimer
Tamara Gamble
Jason Waskey
Kofi Opoku-Akoto

Thank You!

From the Homefree Team



Jill Robbins
Founder/President



Sarah Cowart
Digital Marketing Manager
Former social media influencer now specializes in social media marketing for business.



Phil Robbins, PhD
Husband of Founder
Founded a thriving group psychology practice. Brings a big picture approach and some humor!



Barbara Britton
VP of Quality Assurance
Contributes food business knowledge throughout operations. Expert in food quality and safety.



Katelyn Burnham
Inside sales, store demos
Mom of two children with food allergies was happy customer, now recently is part-time team member!

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jill Robbins	Manager/President Homefree, LLC @ Homefree, LLC	2005

Officers

OFFICER	TITLE	JOINED
Jill Robbins	President CEO	2005

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jill Robbins	Membership interests	100.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE
Enterprise Bank	12/30/2008	$605,688	$526,875	4.25%	11/15/2040	Yes
Integrity Leasing	01/07/2014	$37,298	$0	%	12/09/2015	
Leaf Leasing Company	01/20/2014	$16,213	$0	%	08/06/2016	
American Packaging Capital	11/18/2014	$67,695	$0	%	04/01/2020	Yes
Enterprise Bank	10/26/2015	$500,000	$494,252	6.25%		Yes
American Packaging Capital	10/27/2015	$31,269	$4,114	%	10/27/2020	Yes
International Financial Services	07/27/2016	$198,243	$0	%	06/01/2019	Yes
American Packaging Capital	12/17/2016	$62,113	$22,008	%	12/17/2021	Yes
American Packaging Capital	01/04/2017	$30,650	$13,096	%	07/01/2021	Yes
American Packaging Capital	08/11/2017	$45,355	$21,858	%	08/11/2022	Yes
American Packaging Capital	06/17/2018	$9,377	$3,530	%	06/17/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. There can be no assurance that we will be successful in attracting and retaining such managers, and the loss of services of the members of the management team may have an adverse effect on the company.

Our future growth depends in part on growing our management team. There can be no assurance that we will be successful in selecting and attracting effective team members to successfully grow our business.

Any account can choose at any time to discontinue our products, resulting in charge backs, lower sales numbers, and less availability in the market. Gaining additional placement to replace such loss is expensive, particularly in the retail sector.

The labor market in southern New Hampshire is very tight right now. There is no assurance that we will be able sufficiently to attract and maintain a full and strong staff to fulfill all orders in a timely way as we continue to scale up.

Manufacturing our own products (as opposed to the common practice of outsourcing production to co-packers) gives us great control over every aspect of sourcing, production and fulfillment. However, if something were to happen to our facility, production would be disrupted.

When working with a small team, the potential loss of any member can have a strong immediate impact until a replacement is found and trained.

Any food company has risk of product recall or legal action, either of which can be costly both financially and with regard to reputation. The risks are greater when food allergies are at play. Our industry-leading allergen-related, food quality, and food safety standards very much mitigate these risks but do not eliminate them.

As time proceeds, additional competitors can emerge and develop. Having some competitors can facilitate growth, as it helps a category to gain traction. Having too many strong competitors, however, can reduce sales opportunities.

Proceeding with a small team and with limited sales and marketing spend has enabled us to keep expenses low, but can result in slower growth than otherwise.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of shares of Preferred Units calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Homefree, LLC

- New Hampshire Limited Liability Company
- Organized March 2005
- 13 employees

10 Industrial Drive
Windham NH 03087

http://www.homefreetreats.com

Business Description

Refer to the Homefree profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Homefree is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/homefree/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* **Terms** *&* **Privacy Policy***. If investing, you accept our* **Investor Agreement***. You may also view our* **Privacy Notice***.*